

December 8, 2010

Mr. Nitin Amersey
Chief Executive Officer
ABC Acquisition Corp 1505
300 Center Ave., Ste. 202
Bay City, MI 48708

> **Re:** **ABC Acquisition Corp 1505**
> **Form 10-12G/A**
> **Filed December 2, 2010**
> **File No. 000-54109**

Dear Mr. Amersey:

We have reviewed your December 2, 2010 amendment and response to our November 23, 2010 comment letter and have an additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Statements of Stockholder's Equity, page 31

1. Please clarify why shares were issued prior to the date of inception or revise the inception date throughout the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Nitin Amersey
ABC Acquisition Corp 1505
December 8, 2010
Page 2

You may contact Sasha Parikh at (202) 551- 3627 or Mary Mast at (202) 551-3613 if you have questions regarding the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: H. Grady Thrasher, IV, Esq. (Joyce, Thrasher, Kaiser & Liss, LLC)